April 20, 2020

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stadion Investment Trust’s Response to Staff’s Comments to Certified Shareholder Report on Form N-CSR Dated March 31, 2019 (File No. 811-21317)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Stadion Investment Trust (the “Trust”). Ms. Jeff Long of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided comments on January 6, 2020 regarding certain of the Trust’s filings with the SEC pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”). The following are the Staff’s comments and the Trust’s response to each:

1.	The Staff notes that the principal risk disclosures for each series of the Trust (each, a “Fund”), as presented in the Funds’ most recent post-effective amendment to the Trust’s registration statement on Form N-1A (“Registration Statement”), filed on September 30, 2019, are presented in alphabetical order. Please reorder each Fund’s principal risk disclosures in the Registration Statement to prioritize risks that the Trust believes are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to each Fund, the remaining risks may be alphabetized.

RESPONSE: The Trust confirms that the Funds will reorder the principal risks of each Fund to prioritize the risks that the Trust believes are most likely to adversely affect the Fund’s net asset value, yield and total return in connection with the Funds’ next post-effective amendment to the Registration Statement.

2.	The Staff notes that certain Funds invest in money market funds. In the future, please disclose in each Fund’s Schedule of Investments included in Form N-CSR the class of shares of the money market funds held by the Fund.

RESPONSE: The Trust confirms that, in the future, each Fund will disclose, in its Schedule of Investments included in Form N-CSR, the class of shares of money market funds held by the Fund.

Securities and Exchange Commission

April 20, 2020

3.	The Staff notes that certain of the Funds are “funds of funds”. Please consider whether, in future filings on Form N-CSR, additional disclosures should be added to the Notes to the Financial Statements regarding each such Fund’s structure and valuation policies.

RESPONSE: The Trust confirms that, in future filings on Form N-CSR, the Trust will add appropriate disclosures to the Notes to the Financial Statements regarding the structure and valuation policies of each Fund that is a “fund of funds”.

4.	The Staff notes that on the Trust’s Annual Report for Registered Investment Companies on Form N-CEN, filed August 13, 2019, the Trust did not indicate that any Fund was a “fund of funds” in response to item C.3. Please consider whether this disclosure is accurate in light of each Fund’s investment activities and related disclosures in the Registration Statement.

RESPONSE: The Trust confirms, in the future when responding to Item C.3 of Form N-CEN, each Fund that acquires securities issued by any other investment company in excess of the amounts permitted under paragraph (A) of section 12(d)(1) of the Act, other than Funds that acquire securities issued by another company solely in reliance on rule 12d1-1 under the Act, will indicate that it is a “fund of funds”.

Thank you for your comments. Please contact me at 336-607-7385 if you have any additional questions or comments.

Very truly yours,

/s/ Andrew B. Sachs
Andrew B. Sachs